The first orally available Rho-kinase inhibitor - fasudil shows positive results in treating stable angina

Berlin, March 8, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) today announced that patients with stable angina receiving the oral formulation of fasudil showed an improvement in oxygen delivery to the heart. Fasudil, which Schering licensed from Asahi Kasei Pharma, is the first orally available Rho-kinase inhibitor. The findings were presented on Sunday, March 7, at the 53rd Scientific Annual Meeting of the American College of Cardiology in New Orleans.

Rho-kinase proteins are involved into a variety of biochemical signal transductions in the cells. Inhibition of Rho-kinase helps blood vessels to relax and increases the blood supply of cardiac tissue.
Chronic stable angina is characterized by chest pain due to insufficient blood supply to the heart muscle that worsens with activity or emotional stress. According to the American Heart Association (AHA), angina affects approximately 7.8 million Americans. Angina is a symptom of coronary artery disease (CAD) which is a leading cause of death in Western Societies.

"The data derived so far demonstrate safety and efficacy of the oral formulation of fasudil. Fasudil is well tolerated and has a novel mechanism of action that improves the blood supply to the heart muscle even when patients are receiving standard therapies at the same time", said Dr. Joachim-Friedrich Kapp, Head of Specialized Therapeutics at Schering AG Group. "We are very positive about fasudil because data demonstrate an unusual performance in stable angina, something unique that we do not see with other drugs. We will extend the study to further explore the drug's potential."

The dose-finding trial demonstrated that the treatment with the highest dose of fasudil was most effective and improved exercise time and time to exercise-induced myocardial ischemia in stable angina patients. At the highest dose of fasudil (80 mg three times a day), signs of oxygen deprivation were delayed by nearly three minutes (172 sec.) compared to a delay of 3/4s of a minute (44 sec.) in the placebo group (p < 0.012).

END

About the trial
In the multi-center, randomized, double-blind, placebo-controlled Phase II trial, 41 patients were given fasudil, and 43 patients were given placebo. Patients were allowed to take 1 anti-anginal medication and short-acting nitrates as needed, and their usual cardiovascular medications including aspirin and statins. Fasudil doses were increased every two weeks for eight weeks. The ability of patients to exercise was increased in both the placebo and fasudil groups, with a trend towards more improvement in the fasudil group. Exercise duration at eight weeks was increased by 1.43 min in the placebo group, and by 1.97 min in the fasudil group. Time to onset of myocardial ischemia was increased by 2.83 min in the fasudil group compared to placebo at eight weeks (p=0.012).

About fasudil
Fasudil reduces blood vessel constriction by inhibiting the activity of a signaling molecule called Rho-kinase. When blood vessels are more relaxed, blood can flow more easily, carrying more oxygen to the heart. Fasudil is well-tolerated. An intravenous form of fasudil has been approved in Japan since 1995, and used in tens of thousands of patients with vascular spasms in the brain. In 2001 and 2002, Schering in-licensed the U.S. and EU marketing rights for the oral and the injectable formulation of fasudil from Japan's Asahi Kasei Pharma Corporation, Tokyo. Schering is co-developing the oral formulation of fasudil with Asahi Kasei for the treatment of angina pectoris.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations Business: Dr Friedrich von Heyl, T: +49-30-468 152 96, friedrich.vonheyl@schering.de
Media Relations Pharma: Dr. Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Your contacts in the US:

Media Relations: Jeanine O'Kane, T:+1-973-487 2095, jeanine_O'kane@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng